UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASGI Corbin Multi-Strategy Fund, LLC
(Name of Issuer)

ASGI Corbin Multi-Strategy Fund, LLC
(Name of Person(s) Filing Statement (Issuer))

 Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Law Department
JP201-210
200 Berkeley Street
Boston, MA 02116
(617) 210 3433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George Zornada
K&L  Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

 September 23, 2011
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $9,062,000(a)	Amount of Filing Fee $1,052.10 (b)

(a)	Calculated as the aggregate maximum purchase price for units of limited liability company interest.
(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________ Form or Registration No.: _______________________	Filing Parties: _______________________ Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

As disclosed in the registration statement (“Registration Statement”) of ASGI Corbin Multi-Strategy Fund, LLC (the “Fund”),  it is anticipated that approximately four times per year, subject to the approval of the Fund’s Board of Managers (“Board” or “Managers”), the Fund will offer to repurchase units of limited liability company interest (“Units”), or a portion thereof, at their net asset value per Unit as of the Valuation Date (as defined below). This offer, which begins on September 23, 2011 (the “Effective Date”) will remain open until midnight, Eastern Standard Time, on October 21, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Board. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for the holders of the Fund’s Units (each, a “Unitholder”) to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  Net asset value will be calculated for this purpose as of December 31, 2011 or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).  Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Registration Statement.

Following this summary is a formal notice of the Fund’s offer to purchase all or a portion of your Units, which remains open until the Notice Due Date.

A Unitholder may tender all or a portion of its Units.  Unitholders who tender all or a portion of their Units prior to holding such Units for at least 180 consecutive days will be subject to an early withdrawal charge due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”).  A Unitholder who tenders for repurchase only a portion of its Units will be required to maintain a minimum capital account balance equal to such amount as may be fixed from time to time by the Board, currently $50,000.

Units tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.  Therefore, the portion of  Units  repurchased will be deemed to have been taken from the earliest Units purchased by such Unitholder.

            Unitholders that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Time, on Friday, October 21, 2011 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Unitholders have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Unitholder’s tender of Units on or prior to Monday, November 21, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Unitholder will also have the right to withdraw its tender of its Units after November 21, 2011.

If you would like the Fund to purchase your Units, you should mail a completed and executed Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Alternative Strategies Group, Inc. (the “Investment Adviser”) c/o BNY Mellon Alternative Investment Services (“BNY Mellon”), at 400 Bellevue Parkway 19C-0204 Wilmington, DE 19809, Attention: ASGI Corbin Multi-Strategy Fund or fax it to BNY Mellon at (508) 599-6137, Attention: ASGI Corbin Multi-Strategy Fund, so that it is received by 12:00 midnight Eastern Standard Time on October 21, 2011.  Generally, Units being tendered by Unitholders pursuant to a repurchase offer will need to be tendered by Unitholders at least sixty-five (65) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.

The value of your Units will likely change between the most recent time net asset value was calculated and the Valuation Date. If you would like to obtain the estimated net asset value of your Units, which the Fund’s administrator calculates monthly based on, among other things, the information received from the managers of the investment funds in which the Fund invests (“Investment Funds”), you may call the Support Desk of the Investment Adviser at (866) 440-7460, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m., Eastern Standard Time.

Please note that the Fund has the right to cancel, amend or postpone this offer at any time prior to the earlier to occur of the Valuation Date (as such may be extended if the Notice Due Date is extended) or when the tendered Units have been accepted by the Fund. Also realize that for any Units tendered, you remain a Unitholder in the Fund through the Valuation Date, when the net asset value of your Units is calculated.

Item 2. Issuer Information.

(a) The name of the issuer is the ASGI Corbin Multi-Strategy Fund, LLC.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and the telephone number is (866) 440-7460.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is units of limited liability company interest or portions thereof in the Fund. (As used herein, the term “Unit” or “Units,” as the context requires, shall refer to the units of limited liability company interest in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the units of limited liability company interest in the Fund or portions thereof that are tendered by Unitholders to the Fund pursuant to the Offer to Purchase).  As of the close of business on September 1, 2011, there was approximately $37,429,139 outstanding in capital of the Fund held in Units. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $9,062,000 of the Fund’s outstanding Units (the “Offer Amount”).

(c) Units are not traded in any market, and any transfer thereof is limited by the terms of the Fund’s Registration Statement dated as of January 4, 2011, which has been filed with the Securities and Exchange Commission (“SEC”) and is hereby incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is the ASGI Corbin Multi-Strategy Fund, LLC. The Fund’s principal executive office is located at c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and the telephone number is (866) 440-7460. The investment adviser of the Fund is Alternative

Strategies Group, Inc. The principal executive office of the Investment Adviser is located at 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202 and the telephone number is (866) 440-7460. The Managers are Adam Taback, James Dean, James Dunn, Stephen Golding, James Hille, Jonathan Hook and Dennis Schmal.  Their address is c/o Alternative Strategies Group, Inc., 401 South Tryon Street, MAC D1050-052, Charlotte, NC 28202.

Item 4. Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Offer Amount in tendered Units, subject to any extension, amendment and/or increase of the Offer to Purchase.

(ii) The purchase price of Units tendered to the Fund will be their net asset value as of the Valuation Date, less any Early Withdrawal Charge, subject to any extension, amendment and/or increase of the Offer to Purchase.

●
The Fund intends to make an initial payment (“Initial Payment”) for repurchased Units as follows: (A) for Unitholders from whom the Fund accepts for repurchase only a portion of their Units, the Fund intends to pay 100% of the unaudited net asset value of the Units repurchased determined as of the Valuation Date, less any Early Withdrawal Charge relating to such Units; and (B) for Unitholders from whom the Fund accepts for repurchase all of their Units, the Fund intends to pay 95% of the unaudited net asset value of the Units repurchased determined as of the Valuation Date, less any Early Withdrawal Charge relating to such Units.  Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of the Investment Adviser, if the Fund has requested withdrawals of its investment from any Investment Funds in order to fund the repurchase of Units, within ten Business Days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from the Investment Funds.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the unaudited net asset value, the balance of such estimated net asset value.  The Fund will pay the balance, if any, of the purchase price (the “Final Payment”) based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.  This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected.

●
Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

The repurchase of Units is subject to regulatory requirements imposed by the SEC.  The Fund’s repurchase procedures are intended to comply with such requirements.  However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.  Following the commencement of an offer to repurchase Units, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Managers that are “not interested” as that term is defined under the 1940 Act (“Independent Managers”), that such suspension, postponement or termination is advisable for the Fund and its Unitholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments, to determine the value of its net assets, or other unusual circumstances.

Each Unitholder whose Units (or portion thereof) have been accepted for repurchase will continue to be a Unitholder of the Fund until the Valuation Date (and thereafter if its Units are repurchased in part) and may exercise its voting rights with respect to the repurchased Units (or portion thereof) until the Valuation Date.  Moreover, the account maintained in respect of a Unitholder whose Units (or portion thereof) have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Unitholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

Upon its acceptance of tendered Units or portions of Units for repurchase, the Fund will maintain on its books (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Units.  The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the unaudited net asset value, the balance of such net asset value.  The Fund may also seek to borrow amounts necessary to repurchase all or a portion of the tendered Units.

Payments for repurchased Units may require the Fund to liquidate portfolio holdings in Investment Funds earlier than Corbin Capital Partners, L.P. (the “Subadviser”) otherwise would liquidate such holdings, potentially resulting in losses (including the payment of early redemption fees) and an increase in the Fund’s portfolio turnover.  The Fund may, but need not, maintain cash or borrow money to meet repurchase requests.  Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

If a repurchase offer is oversubscribed by Unitholders who tender Units for repurchase (and not increased), the Fund may choose to repurchase only a pro rata portion of the Units tendered by each Unitholder.  Units tendered for repurchase will be treated as having been repurchased on a “first in - first out” basis.  Therefore, the portion of Units repurchased will be deemed to have been taken from the earliest Units purchased by such Unitholder. Except for the Early Withdrawal Charge, the Fund does not presently intend to impose any charges (except for direct costs and expenses, such as wiring fees) on the repurchase of Units, although it may allocate to Unitholders whose Units are repurchased withdrawal or similar charges imposed by Investment Funds if the Subadviser determines to withdraw from one or more Investment Funds as a result of Unitholder repurchase tenders and such charges are imposed on the Fund.

A Unitholder who tenders for repurchase only a portion of its Units will be required to maintain a minimum capital account balance of $50,000 in the Fund.  Such minimum account balance requirement may be waived by the Fund in its sole discretion.  The Fund reserves the right to reduce the portion of Units to be repurchased from a Unitholder so that the required minimum capital account balance is maintained, or to repurchase all of the tendering Unitholder’s Units.

In the event that the Investment Adviser, Subadviser or any of their affiliates holds Units in its capacity as a Unitholder, such Units may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Unitholders.

A copy of: (i) the Cover Letter to Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; and (iii) a Form of Letter of Transmittal are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively.

(iii) The scheduled expiration date is midnight, Eastern Standard Time, October 21, 2011.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. If the Fund elects to extend the Offer to Purchase, the net asset value of such Units will be determined approximately sixty-five (65) days after the Offer to Purchase actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to the earlier of the Valuation Date or when the tendered Units have been accepted by the Fund, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Unitholders.

(vi) Until the Notice Due Date, Unitholders have the right to change their minds and withdraw any tenders of their Units pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Units withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, October 21, 2011 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4 of the Exchange Act, if the Fund has not yet accepted a

Unitholder’s tender of Units on or prior to November 21, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Unitholder will also have the right to withdraw its tender of its Units after November 21, 2011.  To request a form of withdrawal notice, a Unitholder may contact the Fund, the contact information for which can be found in Item 3 above.

(vii) Unitholders wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to Alternative Strategies Group, Inc., c/o BNY Mellon, at 400 Bellevue Parkway 19C-0204 Wilmington, DE 19809, Attention:  ASGI Corbin Multi-Strategy Fund or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of ASGI Corbin Multi-Strategy Fund, at (508) 599-6137. The completed and executed Letter of Transmittal must be received by mail or fax at the above address or fax number prior to 12:00 midnight Eastern Standard Time on October 21, 2011. Generally, Units being tendered by Unitholders pursuant to a repurchase offer will need to be tendered by Unitholders at least sixty-five (65) days prior to the applicable Valuation Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.

Any Unitholder tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  To request a form of withdrawal notice, a Unitholder may contact the Fund, the contact information for which can be found in Item 3 above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered when it gives written notice to the tendering Unitholder of its election to purchase such Units.

(ix) If more than the Offer Amount of Units are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

(x) The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Unitholders who do not tender Units. Unitholders who retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining Unitholders to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Units are made by new and/or existing Unitholders from time to time.

(xi) Not applicable.

(xii) The repurchase or transfer of Units may result in a taxable gain or loss to the tendering Unitholder. Different tax consequences may apply for tendering and non-tendering Unitholders in connection with a repurchase offer. For example, if a Unitholder does not tender all of his or her Units, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Unitholders. On the other hand, Unitholders who tender all of their Units (including Units deemed owned by Unitholders under constructive ownership rules) will be treated as having sold their Units and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Unitholder’s amount received and his or her adjusted tax basis of the Units. For non-corporate Unitholders, gain or loss from the transfer or repurchase of Units generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Units were held. Units held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

          Additionally, any loss realized on a disposition of Units of the Fund may be disallowed under “wash sale” rules to the extent the Units disposed of are replaced with other Units of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of, such as pursuant to a dividend reinvestment in Units of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.

              Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Unitholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Unitholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Units.

(2) Not applicable.

(b) The Fund has been informed that some or all of the seed investors, certain of whom are affiliates of the Subadviser, intend to tender their Units to the Fund in response to the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The Registration Statement provides that the Fund’s Board has the discretion to determine whether the Fund will purchase Units from Unitholders from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser, Subadviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser, Subadviser or the Fund’s Board; and (ii) any person, with respect to Units, with the exception of the seed investors’ intention to participate in the tender, as disclosed above. The Fund registered as an investment company under the 1940 Act on January 4, 2011 and has previously offered to purchase Units from Unitholders pursuant to written tenders on a quarterly basis beginning with the quarter ended June 30, 2011.

Item 6. Purposes of This Tender Offer and Plans or Proposals.

(a) The purpose of the Offer to Purchase is to provide liquidity to Unitholders who hold Units as contemplated by and in accordance with the procedures set forth in the Registration Statement.

(b) Units that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Units in the Fund (assuming no further issuances of Units).

(c) Subject to anticipated exemptive relief from the SEC, the Board has approved the creation of a second class of Units.  No Units in any such additional class have yet been issued and any such class if issued will not be subject to this repurchase offer. The creation of any additional classes of Units remains subject to the receipt of an exemptive order from the SEC.  None of the Fund, the Investment Adviser, the Subadviser, or any of the Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Subadviser determines may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund (although the Fund may decide to borrow amounts necessary to repurchase all or a portion of the tendered Units); (4) aside from the appointment of Dennis Schmal as an additional Manager on the Fund’s Board, effective as of September 21, 2011, any change in the identity of the Investment Adviser, the Subadviser or the officers or Managers of the Fund or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the investment advisory arrangement with the Investment Adviser, subadvisory arrangement with the Subadviser, or employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act (except as discussed herein); (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Investment Adviser), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the Fund’s Limited Liability Company Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund by any person.  Because Units are not traded in any market, Items (6), (7), and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund .

Item 7. Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Units acquired pursuant to the Offer to Purchase, which will not exceed the Offer Amount (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (d) below.

(b) There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Investment Adviser, the Subadviser or any of the officers or Managers of the Fund have determined at this time to borrow funds to purchase tendered Units in connection with the Offer to Purchase.  However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.

Item 8. Interest in Securities of the Issuer.

(a) None of the Managers or the Fund’s officers hold any Units as of July 31, 2011.  As of July 31, 2011, the Fund’s seed investors, certain of whom are affiliates of the Subadviser, collectively hold 50.15% of the Fund’s outstanding Units, and the Investment Adviser holds 0.03% of the Fund’s outstanding Units.  The Fund has been informed that some or all of the seed investors intend to tender some or all of their Units to the Fund in response to the offer.

(b) Other than transactions conducted pursuant to the continuous offering of Units, there have not been any transactions involving Units in the last 60 days.  The Fund’s previous tender offer for the repurchase of Units had an expiration date of July 19, 2011.

Item 9. Persons/Assets, Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a) (1) The Fund will prepare, and transmit to Unitholders, an unaudited semi-annual and an audited annual report with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.  The Fund registered as an investment company under the 1940 Act on January 4, 2011.  Accordingly, reference is made to the audited financial statements of the Fund for the period ended March 31, 2011, which were filed with the SEC on Form N-CSR on June 6, 2011 (File number 811-22517), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.  The Fund mailed these audited annual reports to Unitholders on or about May 31, 2011.  Copies of the Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling BNY Mellon at 1-866-211-4521.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(b)	The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

Item 11. Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	None.

Item 12. Exhibits.

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2011

ASGI CORBIN MULTI-STRATEGY FUND, LLC

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Offer to Purchase.

99.3	Form of Letter of Transmittal.